Exhibit 99.3

Linda Illumination Inc. Comparable Company Financial Information

Market Cap		Forward P/E Avg. Daily NTM Volume			2008 CY Reveunue	2009 CY Reveunue	LTM Revenues	2008 Net Income	2009 Net Income	LTM Net Income	2008 Total Revenues, 1yr. Growth %	2009 Total Revenues, 1yr. Growth %	LTM Total Revenues, 1yr. Growth %
SZSE:	2,457.91	26.6	x	1.75	256.6	258.3	269.3	33.7	31.9	33.3	14.9	(0.7)	8.9
200541
NasdaqCM:	26.13	-		0.09	12.5	20.0	24.0	(14.4)	(11.0)	(11.0)	1.4	(37.7)	59.2
EFOI
NasdaqCM:	42.89	NM		0.06	11.6	14.2	12.8	(10.4)	(7.2)	(8.5)	39.5	(18.8)	(1.5)
NEXS
OTCBB:	72.37	-		0.09	-	-	-	(9.9)	(7.6)	(3.8)	-	-	-
VUOC
OTCBB:	70.39	-		0.03	31.4	20.8	32.3	(95.0)	(48.1)	(134.8)	150.4	51.2	17.0
LSCG
ENXTPA:	21.13	-		-	-	-	-	-	-	-	-	-	-
MLCSP